Hartford Series Fund, Inc.

690 Lee Road

Wayne, PA 19087

April 8, 2024

VIA EDGAR CORRESPONDENCE

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:  Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629)

Dear Ms. Brutlag:

We are writing in response to comments you provided telephonically to Alexander Karampatsos and me on March 29, 2024 with respect to the Registrant’s Post-Effective Amendment No. 136, filed on February 14, 2024, relating to Hartford Small Cap Growth HLS Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“Securities Act”). Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.

Comment:    Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for each fund included in the prospectus at least one week prior to the effective date of the post-effective amendment filing to be made pursuant to Rule 485(b).

Response:  The completed Annual Fund Operating Expenses table and Expense Example for all the funds included in the prospectus will be sent via e-mail at least one week prior to the effective date of the post-effective amendment filing to be made pursuant to Rule 485(b).

2.	Comment: If the Fund focuses on particular sectors, please include a description of these sectors in the principal investment strategy and add corresponding risk disclosure.

Response:  The Fund’s strategy does not include a focus on particular sectors. As part of the Fund’s principal investment strategy, the Fund may, through its normal bottom-up stock selection process, focus in one or more sectors of the market based on market or economic conditions.

3.	Comment: Please provide background on the reorganization and indicate if you plan on filing an N-14 or proxy statement.

Response:  At a meeting held February 13-14, 2024, the Board of Directors of Hartford HLS Series Fund II, Inc. (“HLS II”) approved the reorganization of Hartford Small Cap Growth HLS Fund (the “Existing Fund”), a series of HLS II, into the Fund. Shareholder approval of the reorganization is not required under Maryland law, the organizational documents of the Fund or the Existing Fund, or Rule 17a-8 under the Investment Company Act of 1940, and is not being sought. The Fund will be identical to the Existing Fund, except for its registrant. The Fund’s investment objective, investment strategies, investment policies, risks, investment manager, sub-adviser, fee structure, and board of directors are the same as those of the Existing Fund. The Existing Fund is the only operational series of HLS II and has historically been included in the same statutory prospectus and statement of additional information as the eleven other series of the Registrant. In addition, HLS II and the Registrant are both Maryland corporations that provide substantially similar rights to shareholders. The reorganization is designed to create operational and administrative efficiencies by having all twelve of the Hartford HLS Funds under the same registrant. The closing of the reorganization is anticipated to occur immediately before the opening of business on April 29, 2024, which also coincides with the Hartford HLS Funds annual registration statement update.

Section 5 of the Securities Act generally makes it unlawful for any person to: (i) offer to sell a security unless a registration statement has been filed with the SEC and (ii) sell a security unless there is a registration statement in effect as to the security. Section 2(a)(3) of the Securities Act defines the term “sell” to include “every contract of sale or disposition of a security or interest in a security, for value.” The SEC promulgated Rule 145 under the Securities Act in 1972 to address when securities issued in the context of mergers and other reorganizations would be deemed to be “sales” for purposes of Section 2(a)(3) of the Securities Act. Rule 145 requires securities issued in the context of mergers, consolidations and other forms of reorganizations to be registered where “pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement” generally providing for share reclassifications, mergers, consolidations and asset acquisitions. The Fund is aware of the Staff’s position that shares issued by mutual funds in connection with reorganizations and other forms of business combinations that do not require the approval of shareholders must be separately registered on Form N-14 under the Securities Act when the recipients of such shares will be making any “investment decision” with respect to the shares to be received (e.g., the decision to continue investing in the new reorganized fund when the new reorganized fund has different investment advisers, investment strategies, fees or other material features that are different).

The Registrant is of the view that the reorganization should not be deemed to constitute the “sale” of a security for purposes of Section 2(a)(3) of the Securities Act for multiple reasons. First, Rule 145 is limited in scope to those transactions in which a “plan of reorganization or agreement” is submitted to shareholders for approval, suggesting that reorganizations which are not so submitted generally should not be deemed “sales” for purposes of Section 2(a)(3) of the Securities Act. Shareholders of the Existing Fund are not being “submitted a plan or agreement pursuant to which such holders are required to elect . . . whether to accept a new or different security in exchange for their existing security.” More fundamentally, we believe that the reorganization as proposed should not be deemed to constitute a new “investment decision.” The SEC has long recognized that there is little value in requiring issuers to register securities where the recipients of the securities will not be making any investment decision with respect to the securities to be received, and therefore has viewed the “investment decision” (or lack thereof) on the part of the recipient to be an integral part of the determination of whether there has been a “sale” or “offer” of securities within the meaning of Section 5. Thus, for example, the preliminary note to Rule 145 under the Securities Act describes the rationale for requiring registration of securities in the context of business combinations subject to shareholder approval to be that:

An offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. (Emphasis added)

In the Registrant’s view, there is no new investment decision for shareholders of the Existing Fund to make as the investment objective, investment strategies, investment policies, risks, investment manager, sub-adviser, fee structure, and board of directors are the same as those of the Existing Fund. Further, the reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the reorganization, the Fund will have had no assets or operating history and simply will serve as a shell into which the Existing Fund will be reorganized and all of its assets transferred. Upon consummation of the reorganization, the Fund will assume the accounting and performance history of the Existing Fund. At the effective time of the reorganization, the net asset value of the Fund’s shares will be the same as the net asset value of the Existing Fund’s shares. Thus, shares of the Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Existing Fund.

4.

Comment:    Under the heading “Additional Information Regarding Investment Strategies and Risks – Small Cap Growth HLS Fund,” it discloses that Wellington Management Company LLP may consider proprietary environmental, social and/or governance (“ESG”) research. Please provide examples of the ESG characteristics that may be considered in the Fund’s prospectus.

Response:  The use of ESG research is not a principal strategy of the Fund and it is one of many factors that may be considered. To the extent that ESG research is considered in the Fund, it would represent only part of the overall evaluation of investment opportunities available to the Fund. While the Registrant believes that its current disclosure regarding ESG is appropriate given the role of ESG research in the investment process, the Registrant will update the “ESG Integration Risk” disclosure in the section entitled “More Information About Risks” to include the following sentence: Some examples of ESG research that may be considered include environmental topics such as how a company is managing the impact of climate change on its business; social issues such as talent attraction/retention; and governance matters such as compensation and board diversity.

5.

Comment:    Please explain why “ESG Integration Risk” is marked as a principal risk for certain funds while it is marked as an additional risk for the Fund. Please confirm whether the consideration of ESG should be included as a principal strategy and risk of the Fund.

Response:  “ESG Integration Risk” is marked as a principal risk for those funds that place greater emphasis on ESG research as part of their principal investment strategy. The Registrant believes that the ability of the Fund to consider ESG research does not rise to the level of being a principal strategy or principal risk of the Fund.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises
Assistant Secretary

cc: Alexander Karampatsos